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                          September 28, 2020

       Eric Soyer
       Chief Financial Officer
       ERYTECH Pharma S.A.
       One Main Street, Suite 1150
       Cambridge, Massachusetts 02142

                                                        Re: ERYTECH Pharma S.A.
                                                            Registration
Statement on Form F-3
                                                            File No. 333-248953
                                                            Filed September 21,
2020

       Dear Mr. Soyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney Thorne